Exhibit 5.1

Yigal Arnon (1929-2014)
Dror Vigdor
Amalia Meshi
Amnon Lorch
Hagai Shmueli
Barry Levenfeld
David H. Schapiro
Hagit Bavly
Orna Sasson
Barak Tal
Shiri Shaham
Doron Tamir
Daniel Abarbanel
David Osborne
Gil Oren
Ronit Amir Yaniv
Orly Tsioni
Mordehai Baicz
Barak Platt
Benjamin Horef
Yoran Gill
Asaf Eylon
Daniel Marcovici
Adrian Daniels
Yuval Shalheveth
Jacob Ben Chitrit
Peter Sugarman
Ben Sandler
Boaz Fiel
Joeri Kreisberg
Simon Weintraub
Ruth Loven
Yarom Romem
Adam Spruch
Yuval Bargil
Eliran Furman
Eran Lempert

Ofir Levy
Daniel Green
Hanital Belinson
Yoheved Novogroder
Oren Roth
Dror Varsano
Odelia Sidi
Shira Lahat
Micki Shapira
Eran Zach
Ido Chitman
Aner Hefetz
David Akrish
Nir Rosner
Assaf Mesica
Liron Hacohen
Guy Fuhrer
Ezra Gross
David Roness
Eli Greenbaum
Lee Maor
Nimrod Vromen
Guy Sagiv
Shani Rapoport
Lior Gelbard
Keren Tal
Naftali Nir
Yael Hoefler
Sagi Schiff
Netanella Treistman
Daniel Damboritz
Yulia Lazbin
Joshua Lieberman
Eyal Aichel
Roy Masuri
Avi Anouchi
Sivan Gilron Dotan

Tomer Bar-Nathan
Edan Regev
Gitit Ramot-Adler
Guy Kortany
Goor Koren
Roey Sasson
Nir Rodnizky
Michal Sagmon
Hila Rot
Eran Kadosh
Neta Goshen
Chen Lanir
Daphna Livneh
Tamar Gilboa
Adi Samuel
Alona Toledano
Yuval Shamir
Lihi Katzenelson
Inbar Hakimian-Nahari
Naama Hod
Shahar Uziely
Yehudit Biton
Omri Schnaider
Rinat Michael
Adi Attar
Amos Oseasohn
Ofir Paz
Adi Daniel
Dafna Shaham
Miriam Friedmann
Roni Osborne
Noam Shochat
Noa Slavin
Michael Horowitz
Guy Fatal
Shani Lorch
Itamar Cohen

Shai Margalit
Yonatan Whitefield
Moshe Lankry
Nir Kamhi
Shira Teger
Rachel Lerman
Ravid Saar
Sophie Blackston
Elad Morgenstern
Ron Ashkenazi
Sara Haber
Carmel Nudler
Shmuel Brill
Ben Nachshon
Yehonatan Cohen
David Shmulevitz
Tair Cherbakovsky
Aaron Shaw
Guy Ziv-Shalom
Lior Cohen Goldstein
Shiri Vilkin
Asaf tenenbaum
Liad Kalderon
Nataly Margalit
Shiran Glitman
Dani Weissberg
Lareine Khoury
Nohar Hadar
Nitzan Kahana
Tali Har-Oz
Tal Alon
Ohad  Sarusi
Mor Ido
Nechemia Englman
Tomer Tako
Natalie Korenfeld
Moshe Pasker

Nitzan Fisher Conforti
Victoria Savu
Derora Tropp
Hila Amiel
Chaim Cohen
Michal Mor
Daniel Siso
Shalhevet Hetli
Galit Frank
Elad Peleg
Maytal Spivak
Avraham Schoen
Elan Loshinsky
Josh Hauser
Eitan Cohen
Itai Guttel
Dror Kanarik Sarig
Royi Heilig
Carmel Bareket
Maor Alev
Vered Glaubach
Yair Taitelbaum
Gabi Priel
Regina Pevzner
Igal Lavi
Maor Layani
Areen Nashef
David Chesterman
Ido Zahavi
Guy Yarom
Hillel Segal
Yonatan Grinstein
Tom Kuper
Inbar Rosenthal
Hadar Stein
Avital Salzman
Rotem Cohen

Idan Adar
Shahar Iluz
Itay Ashkenazi
Roei Brizel
Ido Sella
Evyatar Katz
Hadil Nassif Khawand
Maayan Malka Rublin
Ran Aziel
Stav Orenstein
Charleen Moerdler
Avia Ickovics
Lior Hochshtadt
Ofek Sinai
Shmuel Ofen
Or Perel
Katya Kagantsov
Uri Galatt
Yarden Weber
Maya Haran
Avishai Oberman
Elior Goldenberg
Eyal Safrai
Yuval Dekel
Adina Mirchin

Gidon Weinstock Of Counsel
Roy Keidar Of Counsel
Tamar Tavory Of Counsel
Paul H. Baris (1934-2010)
Rami Kook
Nira Kuritzky
Eran Ilan

Tel Aviv September 3, 2021

BioLineRx Ltd.
2 Hamayan Street
Modi’in Technology Park
Modi’in 7177871
Israel

Dear Sir and Madam:

We have acted as Israeli counsel to BiolineRX, Ltd., (the “Company”) in connection with the At-The-Market Offering Agreement, dated as of September 3, 2021 (the “Sales Agreement”), entered into by and between the Company and H.C. Wainwright & Co., LLC (“HCW”) pursuant to which the Company has agreed to issue and sell up to up to $25,000,000 of American Depository Shares (“ADSs” and each ADS sold pursuant to the Sales Agreement, the “Sales Shares”), each ADS representing 15 ordinary shares of the Company, NIS 0.1 par value per share (the “Ordinary Shares” and, such number of Ordinary Shares underlying the Sales Shares, the “Offering Shares”). The Sales Shares will be issued pursuant to a registration statement on Form F-3 (Registration Statement No. 333-251857) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), including the prospectus dated January 11, 2021, and the prospectus supplement dated September 3, 2021 filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Securities Act.

As counsel to the Company in Israel, we have examined copies of the Articles of Association of the Company currently in effect, of the Company and such corporate records, instruments, and other documents relating to the Company and such matters of law as we have considered necessary or appropriate for the purpose of rendering this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic originals of all documents submitted to us as copies.

Based on the foregoing, we advise you that in our opinion (i), all action on the part of the Company, its directors and its shareholders necessary for the due authorization, and when paid for in accordance with the Sales Agreement, valid issuance, sale and delivery of the Sales Shares and the Offering Shares has been duly taken, and (ii) the Offering Shares have been duly authorized and, when the Sales Shares have been paid for in accordance with the Sales Agreement, will be validly issued and are fully paid and nonassessable.

We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Company’s Report on Form 6-K to be filed with the Commission on September 3, 2021, which will be incorporated by reference in the Registration Statement, and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely, /s/ Yigal Arnon & Co. Yigal Arnon & Co.

1 Azrieli Center, Tel Aviv, 6702101 | Phone: +972-3-6087777 | Fax: +972-3-6087724 31 Hillel Street, Jerusalem, 9458131 | Phone: +972-2-6239239 | Fax: +972-2-6239233 www.arnon.co.il | info@arnon.co.il